

Agnes Powell · 3rd

Planted Recovery

Board Member, Planted Recovery

Littleton, Colorado, United States · 500+ connections ·

Contact info

Experience

Board Member

Planted Recovery

2018 – Present · 3 yrs

Littleton, Colorado, United States

Launched the business as a telehealth based addiction treatment and recovery program; collaborate with executives to develop and implement organizational vision, operational strategies, and hiring needs.
Work with developers to design, implement, evaluate, and develop telehealth platform; including workflows, metrics, evidence-based standards, and best practices for telehealth; select related technical systems for use. Prepare company for license and joint commission accreditation. Oversee day to day company operations to optimize company operating capabilities, employ strategies to maximize customer satisfaction, and collaborate ...see more

Founder & Chief Consultant

Austra Consulting

2015 – 2018 · 3 yrs

Littleton, Colorado, United States

Launched national medical billing, coding and consulting company to assist clients in enhancing and improving day-to-day operations; provided consultation and advisory to management and leaders regarding operational effectiveness. Assessed business challenges and translated them into process and/or technical solutions. Provided consultation ...see more

Vice President, Colorado Operations

The Larkin Group/Centura Health

2016 – 2017 · 1 yr

Denver, Colorado, United States

Successfully introduced, opened, and operated seven free-standing Centura Emergency and Urgent Care centers across Colorado. Served as executive liaison to partner hospitals and health systems; and spearheaded executive level partnerships with multiple physician groups and vendors, resulting in gaining a 20% month over month increase in new patients ...see more

Vice President, Reporting and Analytics

The Larkin Group: Colorado Region

2015 – 2016 · 1 yr

Denver, Colorado, United States

Created daily tracking and reporting system to capture key metrics utilized across multiple departments and to make key financial, marketing and strategic decisions that addressed operational weaknesses; system was adapted into other Centura departments and is still in use. Implemented multiple efficient techniques, including staffing schedule, front c ...see more

President & Partner

Zynex Billing & Consulting

2012 – 2015 · 3 yrs

Lone Tree, CO

Provided inspired leadership organization wide; executed high-level decisions regarding policy and strategy. Oversaw financial performance and risk profile; ensured that all regulatory obligations were met; managed the design and implementation of new services, brand development, and the implementation of effective marketing strategies. Ider ...see more

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Education



University of Michigan - Stephen M. Ross School of Business

Master of Business Administration - MBA

2006

Michigan State University

Bachelor of Science - BS, Business, Minor in Healthcare Administration

2000



